Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on February 11, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick

Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

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EDITED TRANSCRIPT

NYCB - New York Community Bancorp Inc at KBW Financials Conference

EVENT DATE/TIME: FEBRUARY 11, 2016 / 4:10PM GMT

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

CORPORATE PARTICIPANTS

Joe Ficalora New York Community Bancorp, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS

Collyn Gilbert KBW - Analyst

PRESENTATION

Collyn Gilbert - KBW - Analyst

Good morning everyone. Thanks for joining us. I would like to introduce our next presenter, which is New York Community Bank based out of Long Island. They are at an interesting spot in that they have recently announced a merger. The combination is going to put them over $50 billion mark from a SIFI standpoint, which there’s a lot of discussion and interesting things going on with the institution because of this acquisition. So, we’re happy to have them here. Presenting on behalf of NYB, we’ve Joe Ficalora, President & CEO and Tom Cangemi, who is the Chief Financial Officer. And with that, I’ll turn it over to you, Joe.

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

Thank you and good morning all. I’m very pleased to be here. The presentation packet is available outside. And obviously on the slide presentation, you’re going to see a lot of legalese, which, of course, you need to take into consideration. But starting with the first slide, the Astoria merger like the others we’ve completed is expected to grow our earnings, build our capital, and create value for our investors. That is fundamental to the 12 deals that we’ve done, and I do believe this deal may have some attributes that were not present in some of the other deals that we’ve done.

So pro forma, we’ll have better than $65 billion in assets. Our multi-family loan portfolio will be better than $30 billion. Our pro forma deposits will be in the range of about $38 billion and our pro forma deposit market share will be number two. And this will be probably the case no matter when it is that we close—we will be number 2 in the New York MSA area. That’s about $32 billion in deposits in the New York area. Pro forma market cap should be in the range of about $10 billion unless the markets continue to go down.

The Astoria merger is expected to significantly increase our earnings and strengthen our balance sheet. It significantly increases earnings, 20% pro forma earnings accretion, 15.5% return on average tangible common equity. These are numbers that are not common in deals that are being done in the last several years. Expected cost savings: 50% of Astoria’s non-interest expense. Maintain our long-standing record of efficiency: We are one of the most efficient banks in the country; as we do deals—in particular large deals—we become more efficient. Expands our margin, increases our revenue stream.

The enhancement in earnings from this deal will be highly noticeable and beneficial. Significantly strengthens our balance sheet. The de-risking strategies greatly enhance our balance sheet profile—this has already been done. The 6% tangible book value per share accretion upon closing — that’s today — we’ve put it out there in the fourth quarter of 2016, obviously we are mechanically, technically striving to get this closed at the earliest possible date. The earliest date we can close would probably be June 30, but obviously we also are fully aware that we will close when in fact the process is completed with the regulatory oversight. That is in place today.

It boosts our deposits by $9 billion and substantially increases our share of deposits in core markets. It heightens liquidity while reducing our cost of funds. It extends our long-standing record of exceptional asset quality and reduces our interest rate sensitivity. Builds capital. These kinds of attributes are very, very desirable today.

The Astoria merger features substantial upside potential relative to the purchase price. So, take a look at the numbers on the left, attractive purchase price multiples. So, when you see this, NYCB is the blue and the blue numbers are very attractive as you can see. Price to tangible book value 1.49 times, and certainly our core deposit premium is 7.7—and hence, substantially higher financial returns. Earnings per share accretion, as I mentioned earlier, is 20% and the tangible book value accretion is a 6% number. The comparative numbers obviously are much smaller. These numbers represent what typically has been seen in the marketplace.

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

The Astoria merger is expected to create New York’s pre-eminent community bank. The dots aren’t so relevant, but the little numbers 52% within one mile—we have branches that are across the street from each other. So, the opportunities here are quite significant. In fact this franchise transaction may be the best that we’ve ever done. This is the first time we bought a franchise in our market where the cost of deposits at the target is actually lower than the cost of deposits at our bank. So that represents a significant positive and the likelihood that we can actually have a deposit gain with the closing of the deal.

And then, by contrast, for example, with the Roslyn deal, we had hundreds of millions of dollars of deposits run off because we, in fact, bought the highest rate payer in our market, and we were among the lowest rate payers in the market. Quite the opposite this time. So, this is a very, very good franchise transaction. So as you see here, we expect the Astoria merger to significantly increase our share of deposits in the New York MSA. As indicated, we become number two — just Capital One is above us, and certainly we are significantly above the others that are listed here. So, this increase is quite significant and it boosts our market share in four attractive Metro New York markets — Nassau, Suffolk, Queens, and Brooklyn — very, very good places for us to have increased share.

The infusion of low-cost core deposit enhances our funding mix. This is ongoing. This will be part of the new co. The creation of a better bank is always what we desire to do in doing a transaction. This glaringly is an example of what is a better bank. The potential improvement in the deposit pricing power is definitely a huge plus, and by the way, we are going to have different pricing in Florida than we have in New York, than we have in Arizona, than we have in Ohio. That’s a big plus also.

So, the Astoria merger is expected to significantly increase our share deposits in four highly attractive markets. This is the detail, the slide number nine, is the detail for Nassau, Suffolk, Queens, and Brooklyn. And, as you can see, we are going to be very well positioned in each of these cases. So, reflecting its in-market nature and our extensive expertise in post-merger integration and restructuring, the Astoria merger presents maximal opportunities for revenue enhancements while minimizing risk.

We are a risk-averse entity, all the deals that we’ve done have demonstrated that we’re risk averse. This deal falls right into the exact appropriate place. We capitalize on complementary business models, increase our share of New York City’s multi-family lending market, leverage our mortgage banking platform and Astoria’s residential mortgage lending expertise. They originate house loans all over the country, as do we. We’ve originated since the last half of 2010, roughly $41 billion in house loans around the country. We have a platform that is highly efficient and effective in Ohio that services loans for Fannie Mae. That’s who in fact the loans that we originate, that’s who we’re servicing the loans for. We can service their loans, which they’re now paying for a substantial amount of money. We can service all their loans in Ohio without any increase in cost. So, it is a highly effective means of bringing together two very complementary business models.

They have a multi-family portfolio, obviously much smaller than ours, but originated by some of the very same people — same philosophies as the people who originate our loans. And in fact, they have a one-to-four family portfolio—billions—which in fact is now being serviced at costs, it’ll be serviced by us.

So, this facilitates our transition to SIFI status. This facilitates something which we’re doing in any event.

As of the second quarter of this year, we are going to be bigger than $50 billion. Being $65 billion is a lot better than being $55 billion. So, the reality is that this transaction will make the SIFI transition a much better thing for us to do. It provides ample opportunities for continued earnings and capital growth. Post-merger, sale of $1 plus billion acquired assets to reduce credit risk, enhance liquidity, and fund investments. All the metrics of the pro forma company are better than the metrics of the bank today. So, the bank in consolidation will have significantly better operating metrics than we have today. So, the value of our Company should be greatly enhanced by the consolidated bank.

As you can see on the right side of this slide, the pro forma balance sheet demonstrates assets—up 30%; loans—up 30%; multi-family loans—up 15%; total deposits—up 32%; wholesale borrowings, 24.1%; stockholders’ equity, 28%; and tangible stockholders’ equity, up 42.3%.

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

So, the Astoria merger is expected to enhance our asset and funding mix. You see their numbers, our numbers, the combined numbers – definitely a step in the right direction. No question the portfolios of the two Companies combine very well, creating a platform from which we can genuinely create real values.

Number 12. We expect the Astoria merger to provide multiple opportunities to drive profitable, sustainable, long-term asset growth. Pro forma of the Company is primed with strong core asset growth—it results in greater on-balance sheet capacity to support loan production. In every cycle turn, our loan production goes up. If we are on the verge of a cycle turn, this is very fortuitous that we’ve actually accomplished this deal approximating a cycle turn because new co will be very well situated to take advantage of the increased lending that we’re likely to do in a cycle turn.

In every historical cycle turn, we do more lending because we lose substantially less than everybody else, and we lend more because we have a niche borrower who has the opportunity to buy low with depreciated values. The New York market will present an opportunity for our principal property owners to buy more of the market. So, growth levers: more loans to be retained in portfolio once SIFI threshold is exceeded. $2.6 billion of our loans were sold—participations sold—of $2.6 billion. We won’t have any need to do that pro forma. I mean, we make money by participating, but we will be large enough and have the capacity to grow enough. So, we are going to be portfolio-ing those loans, rather than selling them.

Expected sale of acquired higher-risk assets—these are the assets typically that we sell that others have generated. We’ve done this in every deal that we’ve done. So, it facilitates the continuation of our growth-through-acquisition strategy. This is not new to us. We’ve been doing this for quite some time and we’ve been doing it probably more effectively than others’ and certainly it has allowed us to have a significant total return to shareholders over the course of our public life. So, it provides earnings growth, higher operating leverage, improved risk profile, enhanced returns for investors.

De-risking our balance sheet is expected to strengthen our financial performance both before and after the merger. So we’ve already de-risked to a great degree our balance sheet and, in the fourth quarter—by the end of the fourth quarter—we prepaid $10.4 billion primarily puttable wholesale borrowings with an average cost of 3.16% and replaced them with a like amount of wholesale borrowings with fixed maturities at an average cost of 1.58%.

While the prepayment and wholesale borrowings resulted in a one-time [after] tax debt repositioning charge of $547 million, it is expected to reduce our annual interest expense by $100 million — $100 million after-tax beginning in 2016. Upon completion of the merger, the terms on $1.5 billion of short-term borrowings will be extended, reducing our interest rate sensitivities.

We also expect to sell $1 billion of Astoria’s non-performing and higher-risk assets at the close. So benefits of de-risking: eliminates puttable risk, improves NPV and NII interest rate sensitivity ratios, reduces exposure to rising interest rates, enhances both liquidity and asset quality. The financial benefits are expected in FY 2016 from the activities that have already been executed at the end of 2015. So, earnings per share accretion up 10%; net interest margin up 35 basis points; net interest income $165 million higher; net income $100 million higher. So, enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth.

Enhancements to our capital management completed on November 4, 2015—our common stock offering immediately supported our tangible stockholders’ equity, and Tier 1 common equity, exceeded by $87.3 million the impact on capital of the one-time after-tax balance sheet re-positioning. In essence we did better in the execution than we in fact allowed for with regard to the secondary offering. Adjusting our quarterly cash dividend to $0.17 per share positioned us for sustainable long-term capital growth while still providing our investors with an attractive yield. So, it’s well over 4.6% today. Unfortunately, the market keeps going down, so our yield keeps going up, but it is a very, very attractive yield today.

Capital retention served to minimize the dilution from our fourth quarter capital raise. Building capital will facilitate the execution of our growth-through-acquisition strategy going forward. It just positions us better to do the deals which are inevitably going to be in front of us. There’s going to be plenty of deals in the marketplace to be done and, by the way, we don’t have to do a giant deal in order to do a beneficial deal. So, there will be opportunities for us to do deals in the market ahead that do not have to be $40 billion or $50 billion deals.

So, as you can see here, it increased our capital generation: 55 basis points stand-alone; pro forma with Astoria, when that deal closes, 90 basis points. That’s a very substantial capital increase. While we expect the merger to bring us well beyond the current SIFI threshold, we plan to cross

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

it organically by the second quarter of 2016. So it’s our clear intent, March 31 this year, we are not going to cross over. But in the second quarter of this year, we will in fact be a SIFI bank. So whether we’re a $55 billion SIFI bank or a $65 billion SIFI bank, we will be a SIFI bank by the end of June 30.

So, following the enhancement of the Dodd-Frank Act, we began allocating significant resources. This goes back to 2012. We started the process as early as the end of 2011. But we’ve been allocating resources—money, people—to being a SIFI bank. The degree to which we have already leveraged the cost of SIFI compliance is reflected in the 800-basis point increase in our efficiency ratio since the enactment of Dodd-Frank. Think about that. Our efficiency ratio is one of the best in the nation, but it is 800 basis points higher than it was when we started the process of employing people and dealing with the variety of demands of being a SIFI institution. The merger will provide the additional scale and leverage the remaining SIFI compliance costs would represent.

So, NYCB efficiency ratio 2010 pre-SIFI, pre-Dodd-Frank? 36%. And we’ve been as low as in the 20s from time-to-time. So, the SIFI compliance key infrastructure investments to date include enhanced ERM and corporate governance frameworks, bottom-up capital planning, and stress testing capabilities, substantial expansion of regulatory compliance staff. And the remaining costs of SIFI compliance include LCR, CCAR reporting, and the Living Will. And we’ve had meetings with regard to the Living Will and the relevance of the Living Will for a company of our size is far less than it would be for a giant company. Obviously, if something were to happen to us, there’re plenty of banks bigger than we that would take us from the FDIC, rather than, say, a regulator trying to break us up into something that is articulated in a Living Will.

So, as we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio of our SIFI peers. And as you can see here, this kind of lays out the numbers. So, the dividends approved in 2015—and that’s what we actually are laying out for 2017. What you see in this graph, and these are the numbers as they’re being paid by other banks today.

So, it’s important to recognize that we as a bank did not take TARP. The single largest voice with regard to restraining the payment of a dividend was Barney Frank. So, Dodd-Frank took into account the concept that taxpayer money, TARP, was being utilized by banks and Barney felt that banks should not be paying dividends to shareholders with TARP funds. Taxpayer money should not be used to pay dividends. So, all the big banks went to zero and banks generally had their dividends crushed because they took TARP, though we turned down more TARP than anybody. We turned down $596 million of TARP and, coincidentally, the second biggest denial of TARP was Astoria.

So, in combination neither of us took taxpayer money, neither of us have been paying dividends with taxpayer money. And in fact, over the course of our public life, we’ve had a very, very, very strong history of paying very significant dividends. So, a very strong case can be made that our payout ratios, which are all dividend-oriented are certainly well in line and appropriate given the fact that other banks, as you can see here, other banks are paying out as much as a 107% because they are buying back significant amounts of stock. So, all those top lines are the amount of earnings that are being utilized to in fact do things other than pay dividends. Now, another important factor here. We as a bank have never charged capital as a result of losses in our principal asset. That’s an important factor, because the whole concept of building capital was so that the banks had lost massive amounts of money in the last cycle, and in the cycles which preceded, that each of those banks would have more capital so that when, in fact, they were burdened by the losses which inevitably the cycle was going to force them to take, they would have more capital in reserve to accommodate the losses that they were going to take in their principal assets.

Well, in the last 50 years, we as a bank have not charged capital as a result of credit losses during a cycle downturn. That’s really extraordinary: 50 years, and we’ve not charged capital as a result of losses that we’ve taken in our principal assets. Mortgage lending in the New York market is our principal asset. And we, in fact, covered in every cycle those losses by current earnings. That’s a fact; that’s not a hope, that’s a fact, and there have been a lot of cycles in the last 50 years.

So the need for us to have excess capital doesn’t exist by the performance metrics of our concentration on an asset class that we, in fact, know performs extraordinarily well during cycle turns. There are lots of good reasons why our portfolios do what they do. This is not an accident, this is not a one-time event. This is cycle after cycle, after cycle. And the business model today is the same as it was 50 years ago. The bank is much bigger, but—as I had mentioned to others that were interested in this factor—when in fact we were $1 billion in size, 70% of our principal assets was in fact multi-family properties in the New York City market. Now, we are $50 billion in size, roughly 70% of our principal asset is multi-family properties in the New York market.

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

Now a lot of people say they do what we do, they do multi-family buildings in New York. That doesn’t mean they do what we do. That means they do multi-family buildings in New York and many, many, many banks have gone out of business on multi-family buildings in New York, because if you overlend, you lose. And there are many banks that overlend on the same product that we lend properly on. So, the best property in our portfolio might have been the Bellmore, and we were prepared to lend $195 million on that property. Others offered $325 million; somebody gave them $375 million. So the best property in our portfolio defaulted because, in fact, they were willing to take more money than they should’ve taken on their cash flow. So, there are plenty of lenders who lend in New York who will in fact lose massive amounts of money.

And the important thing is, because of the consistency with how we lend, and the consistency of what rent regulated housing represents, our portfolios are never at market. Our portfolios are regulated. Therefore, when the market collapses, the market has never collapsed below rent-regulated housing. So, the likelihood of that happening is extraordinarily remote for a lot of good economic reasons. But a downturn in the real estate markets of New York is inevitable and the values that we see in New York today are extraordinarily high—in many cases higher than they were in the last cycle turn—and inevitably, they will fall. But the value of our portfolio will sustain itself for the primary reason that we’ve properly underwritten the portfolio.

So, we expect the core components of our business model to be enhanced by the Astoria financial merger. The merger is expected to increase our share of New York City’s highly attractive multi-family lending niche. Many of the people who’ve been doing the lending for Astoria bank are people that were doing lending historically for Independence. So, they know the market as our people know the market. They are participating in the market in very similar ways. A lot of their portfolio may very well run-off by the time we close the transaction, but the reality is that pro forma, 12/31/15, we’re talking at $30 billion in the multi-family loan portfolio.

So, NYCB’s portfolio statistics at or for the 12 months ended 12/31: the percentage of non-covered loans held for investment, 72.7%. The average principal balance is $5.3 million. This is on the multi-family portfolio. The weighted average life is less than three years. Less than three years—that’s very, very, very important. That means that our loans are refinancing in less than three years. If that’s the case, we could be getting as much as three points. If that’s the case, we are re-setting interest rates every three years. So in a 15-year horizon, a bank that does a 15-year loan—that actually expects the loan to stand out there for 15 years—hey have a huge amount of interest rate risk. We, in fact, re-adjust interest rate risk every 3 years. We get paid 3 points to readjust interest rate risk every 3 years.

We get the opportunity to re-value the asset every three years. So, our business model automatically has significant attributes that are not common with regard to other banks.

So, the percentage of multi-family loans located in the New York Metropolitan Area exceeds 80% of the portfolio. So, we do have the same principles and same methods by which we are risk-averse. But most importantly, over 80% of our loans are in our niche market. The percentage of HFI loan originations is almost 73%.

So, we’ve been distinguished by our low level of net charge-offs and down with credit cycles. I’ve said this so many times, many of you know this quite well. Obviously, there are many on the wire or otherwise in the room that are not quite familiar with this. As you can see in this chart, our line is either non-existent with that little, little blue mark on the bottom and the industry is in fact the graph that you’re looking at. And by the way in 2015, that is a negative number. So, we’ve had a recovery of about $7.5 million on one property, $6 million on another property. The reality is that, by disposition, even properties at default in our hands have substantial value, and we realize that value by the time we get to disposition.

So, our losses are significantly below the industry, because the only thing that matters with regard to an asset is where are you at the time of disposition. And we, by the time we dispose of the asset, have significantly better metrics in our industry, as you could see. And by the way, this is the S&L crisis, since the great recession, this is the current credit cycle.

Non-performing loans are somewhat different, but this is fundamental to what’s important about us. In cycle turns, the non-performing activity in our portfolio goes up rather dramatically because the industry as a whole is going non-performing. But this is the result of the non-performing. The slide before tells you what in fact at disposition we actually realize. This slide tells you that there is significantly better performance by us than by others, but that we do have non-performing that we have to work with through a cycle. And as you can see, we’ve successfully executed that responsibility. So, the Astoria merger also is expected to maintain our record of superior efficiency. So, their efficiency ratio coming in at 73.21%,

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

the only bank that was higher than that we acquired was CFS. CFS was 78%. CFS was the best transaction we had done until the AmTrust transaction—and I will guess, and this is just a guess, I will guess that the Astoria transaction may be the best transaction we’ve ever done. So, the benefits of the merger: the in- market nature of the merger underscores the potential for significant cost savings. Estimated cost savings? 50% of Astoria’s non-interest expense. That’s a big number. That number does not include many of the things that we know we are going to be able to derive from this transaction.

Opportunity to leverage our mortgage platform and Astoria’s retail origination model. They are a national originator of loans. They have a large portfolio one-to-four family loans. We have an operation in Ohio that can accommodate their entire portfolio. They are today spending a good deal of money having somebody service that portfolio. We can do that with no extra cost. Provides immediate scale to absorb higher SIFI compliance-related costs. That’s just the metrics, $65 billion is a lot better to work with than $55 billion. Expanded customer base represents an opportunity for revenue growth through sales of third-party investment products and other financial services. No question, they have a very attractive franchise that will enhance our capacity to earn and, in fact, it will make our cost of deposits significantly more palatable.

So, the Astoria merger is expected to leverage our mortgage banking platform and its residential mortgage lending expertise and we’ve been talking about this, but these are more specific matters in dealing with this. Important to note: credit quality, as of December 31, 2015—, 99.8% of all funded loans were current. We’ve gone to great extremes to originate house loans that are high-quality house loans. 99.8% of all funded loans are current. That’s a metric that doesn’t exist in many places. Limited repurchase risk and the benefits: Since January 2010, our mortgage banking business has originated one-to-four family loans in excess of $42.7 billion and generating mortgage banking income in excess of $640 million.

Our proprietary mortgage banking platform has enabled us to expand our revenues, market share, and product line. This is all going to be part of what we’re going to be doing with the larger operations that will come to us as a result of the Astoria transaction. Over time, mortgage banking income has supported the stability of our return on average tangible assets, even in times of interest rate volatility. The combined bank will have the very same bullet on larger numbers.

So, total return on investment. What have we been able to create for shareholders over time? This represents the total return that our shareholders have derived. This is public information. So, our commitment to building value for investors is reflected in our total returns over the course of our public life. Now there are moments in time when this is obviously not apparent. And certainly, it’s important to know that although this is true for investors in our company from the beginning of time, and this is fundamental to who we are.

In essence, when we decided to give up being a mutual, we decided that we would be a public company and we would be a public company doing what was in the best interest of our shareholders. Our depositors can in fact get FDIC insurance from the bank across the street. There’s no question that our employees have all done exceptionally well, because we made sure that our employees have a great deal of our stock. So, your interests and our employees’ interests are greatly aligned, and our total return to shareholders through the end of 12/31/15 is 4,682%.

Now, it’s not that easy to ascertain that because we split our stock nine times. So, as a result of nine stock splits between 1994 and 2004, our charter shareholders have 2,700 shares of NYCB stock for each 100 shares originally purchased. Those are real numbers. You bought 100 shares, you got 2,700. You bought 1000 shares, you got 27,000 shares. You bought 10,000 shares, you have 270,000 shares. You bought 10,000 shares and your dividend was $270,000 a year. So, we in fact are focused on creating value for you and us, and that’s what we’ve done. And the numbers tell the story a lot louder than I can speak. The fact is, this is public information, it’s immediately available. It’s not, trust me, ‘someday we’ll make money’. I remember when we did our first deal, we were the first bank that acquired a bank in 2.5 years. The stock went up when we acquired the bank—it was CFS—and why was that? Because we didn’t promise that in two or three years, it would be accretive. It was immediately discernible that it was accretive. And the Astoria deal is 20% accretive to earnings. That is immediately discernible. There are no other deals that you can invest in, especially in size, that are 20% accretive to earnings. So, in any event, it’s a good transaction. The future is very uncertain. There are going to be many, many, many challenges in the future, but this particular business model is well situated to do the kinds of things that we’ve done in the past and that we believe we’re capable of doing in the environment in front of us.

We, in fact, are cycle players. We anticipate the cycle; we expect there to be massive losses in real estate, including losses in our real estate. But manageable losses in our real estate and significant opportunities because of the differentiation between us and the others that we compete with in our market. And as we differentiate ourself with regard to actual performance, we differentiate ourself with regard to currency value. And as the currency value differentiation occurs, the opportunity to do ever more accretive deals becomes more apparent. So in a difficult environment, we should be able to do better transactions than we could do in a robust environment.

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

So hopefully, this has been something that most of you—some of you—I know have heard before. But certainly for those that are hearing it for the first time, that you will have the opportunity to digest what’s different. This is not an easy business model to grasp. If you miss the fact that we’re different, you miss the reason why you should be a substantial investor in this stock, because the stock itself has the capacity to reflect the performance metrics that we’ve actually demonstrated over the course of years, over the course of cycles. Not just the 21 years that we are a public company, but the last 50 years. So that’s an important distinction. We are very much the same over the course of very long periods of time, and what’s most important about the difference between us and others is not how much money we make— it’s how much money we lose.

In all of banking has the greatest disruption of its business model been during periods of loss. When everybody is making lots of money doing bad loans, it’s not apparent. When everybody is losing money on the bad loans they made previously, it becomes very apparent. So the difference between us and others actually widens during periods of adversity, not once or twice, every single period of adversity in the last 50 years. So, the good news is, our currency has the ability to be better—not at the highest possible price, but at the price the market may be.

The differentiation between our business model and the business model of others actually widens during periods of adversity. So if we are headed for adversity, we’re headed for opportunity as an investment, because on a relative basis, any moment in time is what in fact you’ve invested in on a relative basis. So, our stock may not be at the highest price a year from now, but it’ll be at a much higher relative price a year from now if the market is bad. And if the market is good and people recognize the values inherent in our transaction—which we are likely to have closed-then, in fact, there is other good reason for us to actually be thinking about increasing our dividend. So, I think I’ve laid out a lot of information here, I see zeroes on the clock.

QUESTIONS AND ANSWERS

Unidentified Audience Member

(inaudible-microphone inaccessible)

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

Well, I think that there is no escaping the fact that this transaction has many real attributes. Even if we were to close a branch, we’re not abandoning a community. Closing a branch across the street from another branch is still providing the same service. In fact it’s probably providing better services. And in many cases that we’ve already looked at, we’re not going to close branches that are reasonably close in proximity—we’re going to expand the hours of service to the community. So, we’ll keep the two branches open excepting that one will be the early activity branch and the other will be the late activity branch. Middle of the day, everybody will be open. But I think the reality is how things evolve-and, certainly, this is not a New York phenomenon; this is going to be, in fact, across the country. There is no way to know how that will happen.

What I do know is that we in fact are very attentive to the expectations of our regulators and certainly we’re very attentive to the expectations of our communities. So, we will do our best to have everything as best as possible interpreted by those that have a need to make a judgment on whether the deal closes in June or the deal closes in September. Our desire and our ability to serve the communities we’re in is enhanced by the earlier closing date. Hopefully, we’re able to make that case clear to those that are going to judge when and how we close. What happens with others may be a whole different thing, but we will do our best to try and get the earliest possible comfort for those that need to make the decision that they can agree that this combined company is better than leaving the two of us separate.

Well, it’s been fun. I didn’t see a single person sleep, but that could be because my vision is deteriorating. But anyway, thank you all and those of you are on the phone, if you’re not sleeping already. Thank you.

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FEBRUARY 11, 2016 / 4:10PM, NYCB - New York Community Bancorp Inc at KBW Financials Conference

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